

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2024

John Mastrototaro
Chief Executive Officer
Movano Inc.
6800 Koll Center Parkway
Pleasanton, CA 94566

   Re: Movano Inc.
     Registration Statement on Form S-3
     Filed April 23, 2024
     File No. 333-278885

Dear John Mastrototaro:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Conlon Danberg at 202-551-4466 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Industrial Applications and Services

cc: Patrick J. Rogers, Esq.